[RIVERPARK FUNDS TRUST LETTERHEAD]

September 14, 2010

Vincent J. Di Stefano, Esquire
Senior Counsel
Division of Investment Management
Securities and Exchange Commission
100 F Street, NE
Washington, DC 20549-4720

Re:	RiverPark Funds Trust (the “Company”)
SEC File Numbers: 333-167778 and 811-22431

Dear Mr. Di Stefano:

On behalf of the Company, this letter is partial response to the comment letter of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”), dated July 21, 2010 (the “Comment Letter”), regarding the Company’s initial registration statement on Form N-1A to register common shares of beneficial interest of each separate series of the Company (the “Registration Statement).  The Company’s counsel, Blank Rome LLP, is delivering a letter coinciding with this letter, which responds to the Comment Letter as it pertains to Pre-Effective Amendment No. 1 to the Registration Statement.

The Company hereby acknowledges that should the Commission or the Staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing.  The Company further acknowledges that the action of the Commission or the Staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the Company from its full responsibility for the adequacy and accuracy of the disclosure in the filing.  Moreover, the Company will not assert the affirmative action by the Commission to declare the Company’s registration statement effective as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

Very truly yours,

/s/ Morty Schaja
Morty Schaja
President and Sole Trustee

www.BlankRome.com

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